June 28, 2019

Everett Dickson
Chief Executive Officer
Aureus Inc.
1170 Peachtree Street, Suite 1200
Atlanta, GA 30309

       Re: Aureus Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed June 25, 2019
           File No. 024-11008

Dear Mr. Dickson:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 20, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Distribution, page 17

1. We note you have revised your disclosure in response to prior comment three to state that you will accept subscription agreements upon approval. Please provide more information as to when you will determine such approval. In addition, please explain how you will notify subscribers of acceptance and return of proceeds if the subscription is not accepted, including the timing of any such return of proceeds.
Business, page 20

2. Please disclose the closing date for your acquisition of all of the assets of Yuengling's Ice
      Cream Corp. and clarify whether there are remaining conditions precedent to your
 Everett Dickson
Aureus Inc.
June 28, 2019
Page 2
         acquisition. In this regard, we note that Section 5 of the Secured Creditor Asset Sale and
         Purchase Agreement states that the closing of the sale is 11 days after the date of the agreement, which is June 18, 2019, unless otherwise agreed. In addition, please file an executed version of this agreement.
       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff
Attorney, at (202) 551-3763 or Loan Lauren P. Nguyen, Legal Branch Chief, at
(202) 551-
3642 with any other questions.



FirstName LastNameEverett Dickson                             Sincerely,
Comapany NameAureus Inc.
                                                              Division of
Corporation Finance
June 28, 2019 Page 2                                          Office of Natural
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